Exhibit 21.1

MATTSON TECHNOLOGY, INC.
SUBSIDIARIES OF THE REGISTRANT

Mattson International, Inc.
Mattson Technology Holdings, LLC
Mattson Wet Products, Inc.
STEAG CVD Systems Ltd.
Mattson Technology Japan K.K.
Mattson International Korea Co.
Mattson Technology Singapore Pte. Ltd.
Mattson International, Inc. Taiwan Branch *
Mattson Technology Holding GmbH
Mattson International GmbH
Mattson Thermal Products GmbH
Mattson International France Sarl
Mattson Technology Srl (in liquidation)
Mattson Trading (Shanghai) Co., Ltd.
Mattson Technology Cayman Holdings, Ltd.
Mattson Technology Canada, Inc.
Mattson Technology Israel Ltd.

*Note: this is not a subsidiary, but a branch registration